EXHIBIT 99.1

Brookfield Renewable Announces Reorganization of Brookfield Renewable Corporation

BROOKFIELD, NEWS, Oct. 09, 2024 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN) (the “Partnership”) and Brookfield Renewable Corporation (“BEPC”) (TSX, NYSE: BEPC) today announced their intention to complete a reorganization (the “Arrangement”) that maintains the benefits of Brookfield Renewable’s business structure, while addressing proposed amendments to the Income Tax Act (Canada) that are expected to result in additional costs to BEPC if no action is taken.

BEPC was created by the Partnership in 2020 to provide investors with an opportunity to gain access to the Partnership’s globally diversified portfolio of high-quality renewable power and sustainable solutions assets through a corporate structure. BEPC provides shareholders with the benefits of broader index inclusion, a differentiated investor base, improved trading liquidity, a simplified tax reporting framework and higher after-tax yield for certain shareholders.

Since the initial listing of BEPC, the market capitalization of Brookfield Renewable has grown to over $20 billion, our average daily trading volumes have more than doubled and our investor base has grown and diversified with U.S. and non-Canadian shareholders owning almost 60% of our float.

Following the Arrangement, BEPC shareholders will own an economically equivalent security that provides the same economic benefits and governance of investing in our company today. The Arrangement is also expected to be tax-deferred for the vast majority of investors, including Canadian and U.S. shareholders.

The Arrangement will be implemented pursuant to a court-approved plan of arrangement and will require shareholder approval. A management information circular outlining the transaction in detail is expected to be mailed to BEPC shareholders at the end of October, in advance of a special meeting of shareholders (the “Meeting”) to be held virtually on December 3, 2024 at 10:00 a.m. (Eastern time). Shareholders of record as of the close of business on October 21, 2024 will be entitled to vote at the Meeting. Subject to the receipt of court and shareholder approval, and the satisfaction of certain other customary conditions, it is anticipated that the Arrangement will be completed in the fourth quarter of 2024. The newly issued class A exchangeable subordinate voting shares are expected to be listed on the Toronto Stock Exchange and New York Stock Exchange and will trade under the same “BEPC” symbol.

The BEPC Nominating and Governance Committee unanimously determined that the Arrangement is in the best interests of the corporation and recommended that the BEPC board of directors (the “Board”) approve the Arrangement and recommend that holders of exchangeable shares vote in favour of the Arrangement.

The Board1, on the recommendation of the Nominating and Governance Committee, determined that the Arrangement is in the best interest of BEPC and unanimously resolved to approve the Arrangement and recommend that holders of exchangeable shares vote in favour of the Arrangement. In making its determination, the Board considered, among other factors, the fairness opinion of RBC Dominion Securities Inc. (“RBC”) to the effect that, as of October 9, 2024 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as defined in RBC’s fairness opinion) of exchangeable shares pursuant to the Arrangement is fair, from a financial point of view to such shareholders. A copy of the fairness opinion will be included in the management information circular.

Investors in the Partnership will not be impacted by the Arrangement and are not required to approve the Arrangement or take any other action.

Copies of the management information circular, the arrangement agreement, the plan of arrangement and certain related documents will be filed with the applicable Canadian securities regulators and with the United States Securities and Exchange Commission and will be available on SEDAR+ at https://sedarplus.ca and on EDGAR at https://sec.gov.

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About Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals over 34,000 megawatts and our development pipeline stands at approximately 200,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling. Further information is available at https://bep.brookfield.com.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager with approximately $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investors:
Simon Maine	Alex Jackson
Managing Director	Vice President
Corporate Communications	Investor Relations
Tel: +44 739 890 9278	Tel: +1 416 649 8196
Email: simon.maine@brookfield.com	Email: alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “intend” and “expect” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the Partnership and BEPC’s beliefs on certain benefits of the Arrangement and the anticipated tax treatment of the proposed transaction for BEPC and its shareholders resident in Canada and the U.S. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, rulings, court orders, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory and shareholder approvals); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; the potential benefits of the Arrangement; and business cycles, including general economic conditions. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties.

Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Renewable with the securities regulators in Canada and the United States including under “Risk Factors” in each of the Partnership’s and BEPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Certain risks and uncertainties specific to the proposed Arrangement will be further described in the management information circular to be mailed to shareholders in advance of the Meeting. Except as required by law, Brookfield Renewable undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. All references to “$” or “dollars” are to U.S. dollars.

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1 Excluding Jeffrey Blidner who, as Vice Chair of Brookfield Corporation, recused himself from voting.